JEFFREY ROBERT VETTER	August 30, 2012	Email jvetter@fenwick.com Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Edwin Kim, Attorney-Advisor
David Edgar, Staff Accountant
Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc.
Registration Statement on Form S-1
Confidentially Submitted on June 28, 2012
CIK No. 1327811

Ladies and Gentlemen:

On behalf of Workday, Inc. (the “Company”), we are concurrently filing via EDGAR a Registration Statement on Form S-1 originally confidentially submitted as a draft registration statement by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 28, 2012 (the “Registration Statement”), as amended in Amendment No.1 to the draft Registration Statement, confidentially submitted to the Commission on August 1, 2012 (Confidential Submission No. 2). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the letter dated August 22, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Registration Statement in paper format, marked to show changes from Confidential Submission No. 2.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures and has updated its interim financial statements and other disclosures to reflect the three months ended July 31, 2012.

United States Securities and Exchange Commission

Division of Corporation Finance

August 30, 2012

Prospectus Summary, page 1

1. For your response to prior comment 3, we are unable to find persuasive support for your statement you are “a leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, procurement and employee expense management.” The articles and press releases that you provided us do not clarify the basis of this statement and appear similar to statements on your website and press releases. Thus, it is unclear whether the authors of these articles or press releases had any basis to make the statements. Further, you indicate you are the only provider of all of these types of applications in cloud-based solutions. However, your statement implies that you are a leading provider in a variety of cloud-based applications, not the only one that offers a comprehensive cloud-based solution in all of these areas. For example, it is unclear whether your procurement application is an industry leading cloud-based procurement solution, or if it just has nominal sales compared to your human resources applications. Please revise to clarify that you believe that you are the only provider that provides cloud-based solution in all the above categories. Otherwise, please provide us further support why you are a leader in each of the above categories and describe the criteria used, such as sales, market share, number of customers, etc.

In response to the Staff’s comments, the Company has revised the disclosure on pages 1, 42, 65 and F-8 to reflect the Company’s belief that its leadership position is based on its technological innovation and that it is the only company to provide this complete set of unified cloud-based applications to enterprises.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

2. We note your response to prior comment 14 and revised disclosures. As previously requested, please tell us whether the same set of comparable public companies were used in determining your expected volatility for stock-based awards and in the market approach for determining the fair value of your common stock. Please also clarify whether the same changes were made to the group of companies used for estimating volatility and for the market approach in your valuations after May 2012. If the comparable companies used are different, please explain your basis for using a different group of peer companies.

The Company respectfully advises the Staff that it used the following peer companies in the market comparable approach for determining the fair value of its common stock from December 31, 2010 to December 31, 2011: NetSuite, Inc., Rightnow Technologies, Inc., salesforce.com, SuccessFactors, Inc., Taleo Corporation and The Ultimate Software Group, Inc. Beginning with the valuation on May 1, 2012, the Company removed from the peer group SuccessFactors, Taleo and RightNow following the public announcement of the pending

United States Securities and Exchange Commission

Division of Corporation Finance

August 30, 2012

acquisitions of those companies. For valuations from May 1, 2012 through July 31, 2012, the Company added Concur Technology and IntraLinks Holdings to maintain the same approximate number of companies in the Company’s peer group.

The Company used the following peer companies in determining expected volatility for stock-based awards for the years ended December 31, 2010 and January 31, 2012: NetSuite, Inc., Rightnow Technologies, Inc., salesforce.com, SuccessFactors, Inc., Taleo Corporation and The Ultimate Software Group, Inc. Beginning with the quarter ended April 30, 2012, the Company removed from the peer group SuccessFactors, Taleo and Rightnow following the public announcement of the pending acquisitions of those companies. The Company added Cornerstone OnDemand, Concur Technologies and Kenexa to the peer group for the quarter ended April 30, 2012 and subsequently determined to replace Cornerstone OnDemand with IntraLinks Holdings for the quarter ended July 31, 2012 in order to more closely align to the peer group used for valuation purposes.

3. We note your response to prior comment 15 and revised disclosures where you indicate that the series of events related to the growth of your common stock included “research and development activities, new customer contracting activities and hiring.” Please revise to explain these events in further detail. For example, disclosures could be expanded to discuss the number of newly hired employees by function and the number of new customer contracts entered into during the period.

In response to the Staff’s comments, the Company has revised the disclosure on pages 61 and 62.

4. We note your response to prior comment 16 that you do not believe disclosure of the revenue multiples used in your valuations would be helpful to investors since the IPO price will likely be based upon different information and market conditions. Notwithstanding the likelihood of different information becoming available or potential changes in market conditions, the revenue multiples used at each valuation date, based on information available and market conditions present at the time, continue to appear relevant to an understanding of your valuations and changes therein unless there were minimal changes to the multiples used in each valuation. Please provide us with the multiples used in each valuation and revise to disclose the revenue multiples used in your valuations to the extent the changes in multiples were significant. If you believe that changes in revenue multiples did not have a significant impact on your valuations, please provide an analysis to support your view.

United States Securities and Exchange Commission

Division of Corporation Finance

August 30, 2012

In response to the Staff’s comments, the Company advises the Staff that the following multiples of trailing twelve months’ and future twelve months’ revenues were used at each valuation date:

Date	TTM Multiple	FTM Multiple

12/31/2010	5.4x	4.4x

3/31/2011	6.4x	5.2x

8/12/2011	4.9x	4.0x

10/13/2011	5.6x	4.5x

12/31/2011	6.2x	5.0x

5/1/2012	7.3x	5.6x

6/30/2012	7.7x	5.8x

7/31/2012	7.2x	5.5x

The Company does not believe that the changes in multiples between valuation dates had a significant effect on its valuations over the period. To validate this belief, the Company re-calculated each of the valuations during the period using the multiples from the immediately previous valuation. Using the same multiples employed at the immediately prior valuation date, the resulting change in valuation was calculated to be less than 10% (and in many cases less than 5%), except in the case of the change from the March 2011 to the August 2011 valuation, where the impact was calculated to be approximately 14%.

The Company notes that the overall stock market declined from March 2011 to August 2011 (for example the S&P 500 declined by approximately 11% in this timeframe), and therefore the decrease in multiples in this period was not reflective of any valuation trends that were unique to the Company. As a result, the Company believes that disclosure of such multiples would not be meaningful or helpful to investors.

5. We note your response to prior comment 17 where you indicate that in determining whether to apply a straight-line calculation, you consider the amount of time between the valuation date and grant date as well as whether a significant change in valuation has occurred between the previous valuation and grant date. Please revise to disclose this information in the filing.

In response to the Staff’s comments, the Company has revised the disclosure on page 59.

6. We note your revised disclosures in response to prior comment 21 did not include the expected impact that options granted after the balance sheet date will have on your financial statements. Please revise to disclose the amount of unrecognized stock-based compensation expense related to any such awards.

The Company acknowledges the Staff’s comment and has added disclosure on page 64 to disclose the additional stock-based compensation arising from awards granted subsequent to July 31, 2012.

United States Securities and Exchange Commission

Division of Corporation Finance

August 30, 2012

Management, page 68

7. Your revised disclosure in response to prior comment 26 indicates that you will not avail yourself of the controlled company exemption of your prospective exchange. Please advise why you removed the disclosure on page 71 regarding your determination of the independence of your directors.

The Company advises the Staff that it has not yet selected the stock exchange on which it will list the Class A common stock. Because the New York Stock Exchange and The Nasdaq Stock Market have different definitions of independence, the Company will add disclosure as to the determination of the directors’ independence reflecting the rules of the stock exchange it selects.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Multiple Deliverable Arrangements, page F-9

8. We note your response to prior comments 33 and 34. In your responses you described your professional services in greater detail and indicated that you did not have stand-alone value for deployment services as of January 31, 2012. Please revise your revenue recognition policy disclosure to indicate the timing of revenue recognition for your multiple element arrangements that included deployment services as of January 31, 2012 and to indicate that your deployment services did not qualify as a separate unit of accounting as of January 31, 2012 including the reason why. Please refer to ASC 605-25-50-2(f) and (g).

In response to the Staff’s comments, the Company has revised the disclosure on pages 55 through 56 and F-10.

*******

United States Securities and Exchange Commission

Division of Corporation Finance

August 30, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer

James P. Shaughnessy, Esq., General Counsel
Melanie D. Vinson, Esq., Corporate Counsel
Workday, Inc.

Gordon K. Davidson, Esq.
Larissa Schwartz, Esq.
Fenwick & West LLP

Andrew Cotton
Darcy Lopes
Ernst & Young LLP

Brooks Stough, Esq.
David W. Van Horne, Jr., Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP